SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

Amendment #2

American Financial Group, Inc.
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(Name of Issuer)

Common Stock, No Par Value
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(Title of Class of Securities)

025932 10 4
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(CUSIP Number)

Karl J. Grafe, Esq.
One East Fourth Street
Cincinnati, Ohio 45202
(513) 579-2538
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(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

See Item 5
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(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [    ]

Page 1 of 5 Pages

CUSIP NO. 025932 10 4 13D Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION, NOS. OF ABOVE PERSONS

Keith E. Lindner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS*
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
	IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER

1,575,245

8	SHARED VOTING POWER

3,403,009

9	SOLE DISPOSITIVE POWER

4,023,589

10	SHARED DISPOSITIVE POWER

3,403,009

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

7,566,598

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*
[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.8%

14	TYPE OF REPORTING PERSON*

IN

Item 1.     Security and Issuer.

     This Schedule 13D is filed on behalf of Keith E. Lindner relative to the no par value Common Stock ("Common Stock") issued by American Financial Group, Inc. (referred to herein as "American Financial").

     The principal executive offices of American Financial are located at One East Fourth Street, Cincinnati, Ohio 45202.

Item 2.     Identity and Background.

(a) Keith E. Lindner

(b) One East Fourth Street, Cincinnati, Ohio 45202

(c) Individual Investor

(d) None

(e) None

(f) United States Citizen

Item 3.     Source and Amount of Funds or Other Consideration.

N/A

Item 4.     Purpose of Transaction.

      The Reporting Person considers his beneficial ownership of American Financial equity securities as an investment that he continues to evaluate. Although he has no present plans to do so, from time to time the Reporting Person may acquire additional American Financial equity securities or dispose of some or all of the American Financial equity securities which he beneficially owns.

     Except as set forth in this Item 4, the Reporting Person presently has no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

     As of May 13, 2005, the Reporting Person beneficially owned 7,566,598 shares (or approximately 9.8% of the outstanding shares) of American Financial Common Stock which amount includes 341 shares held in a trust over which his spouse has voting and dispositive power, 948,344 shares held in trust over which shares his wife holds dispositive power, 1,500,000 shares held in a limited liability company over which shares he holds dispositive power, 140,000 shares which may be acquired within 60 days through the exercise of options granted under the Option Plan and 1,575,245 shares which are held in various trusts for the benefit of the children of his brothers, Carl H. Lindner III and S. Craig Lindner over which Keith E. Lindner has sole voting and dispositive power but no financial interest.

     As of May 13, 2005, and within the prior 60-day period, the Reporting Person made scheduled distributions, as Trustee, of 122,983 shares of American Financial Common Stock to his brothers' children, as provided in the Trust instruments. On various dates in the month of March and April, the Reporting Person gifted a total of 999 shares of American Financial stock. On April 6, 2005, the Reporting Person received 109,053 shares of American Financial stock as a trust distribution. On April 12, 2005, those same shares were transferred into a Trust where the Reporting Person and a third party share voting and dispositive power.

     To the best knowledge and belief of the undersigned, other than as described herein, no transactions involving American Financial equity securities had been engaged in by the Reporting Person.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None

Item 7.   Material to be filed as Exhibits.

(1) Power of Attorney executed in connection with filings under the Securities Exchange Act of 1934, as amended.

     After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.

Dated:    May 16, 2005

Karl J. Grafe
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Karl J. Grafe, As Attorney-in-Fact for:
Keith E. Lindner

POWER OF ATTORNEY

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     I, Keith E. Lindner, do hereby appoint James C. Kennedy and Karl J. Grafe, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me pursuant to Sections 13(d), 13(g), 14(d) and 16(a) of the Securities and Exchange Act of 1934, as amended.

     IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio as of the 5th day of November 1997.

/s/ Keith E. Lindner
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Keith E. Lindner